The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated March 29, 2007

PROSPECTUS Dated January 25, 2006		Pricing Supplement No. 245 to
PROSPECTUS SUPPLEMENT		Registration Statement No. 333-131266
Dated January 25, 2006		Dated , 2007
Rule 424(b)(2)

$

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Notes

Commodity-Linked Capital-Protected Notes due April 30, 2012 Based on the Price of Natural Gas

Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes will pay at maturity the principal amount of $1,000 plus a supplemental redemption amount based on the percentage increase, if any, in the price of natural gas over the term of the notes. In no event will the payment at maturity be less than the principal amount of $1,000 or more than the maximum payment amount of $1,561-$1,792. The maximum payment amount will be determined on the day we price the notes for initial sale to the public, which we refer to as the pricing date.
•	The stated principal amount and issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity, you will receive a payment equal to the lesser of (i) the principal amount of $1,000 per note plus a supplemental redemption amount based on the percentage increase, if any, in the natural gas price over the term of the notes and (ii) the maximum payment amount of $1,561-$1,792.
•	The supplemental redemption amount will equal (i) $1,000 times (ii) the natural gas price change times (iii) a participation rate, which we expect to be 170% to 240%; provided that the supplemental redemption amount will not be less than zero. The participation rate will be determined on the pricing date.
° The natural gas price change will be equal to (i) the final average natural gas price less the initial natural gas price divided by (ii) the initial natural gas price.
° The initial natural gas price will equal the natural gas price determined on the pricing date.
° The final average natural gas price will equal the arithmetic average of the natural gas prices for each trading day from April 5, 2012 through April 19, 2012, which we refer to as the averaging period.
•	The natural gas price on any day will be the official settlement price per one million British thermal units of the near-month futures contract for natural gas as made public on the New York Mercantile Exchange. The official settlement price for the futures contract expiring in any month for delivery in the following month is often used as the measure of the current price for natural gas.
•	If the natural gas price change is less than or equal to zero, no supplemental redemption amount will be paid and you will receive only the principal amount of $1,000 at maturity. You will not receive more than the maximum payment amount of $1,561-$1,792 for each note that you hold at maturity.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617446G78.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-10.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100% PER NOTE

	Price to	Agent’s	Proceeds to
	Public(1)	Commissions(1)(2)	Company

Per note	100%	3.00%	97.00%
Total	$	$	$
(1)	The notes will be issued at $1,000 per note and the agent’s commissions will be $30.00 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of notes will be $995.00 per note and $25.00 per note, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $992.50 per note and $22.50 per note, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $990.00 per note and $20.00 per note, respectively.
(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

     The notes have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The notes may not be offered or sold in the Federative Republic of Brazil (“Brazil”) except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

     The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

     No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

     The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

     The Agent and each dealer represent and agree that they will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

      (a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

     (b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

     (c) a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

     (d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The notes offered are medium-term debt securities of Morgan Stanley. The return on the notes is based on the percentage increase, if any, in the price of natural gas over the term of the notes. These notes combine features of a debt investment and a commodity investment by offering at maturity 100% principal protection of the issue price with the opportunity to participate in the upside potential of the price of natural gas, subject to the maximum payment amount. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the percentage increase, if any, of the final average natural gas price from the initial natural gas price.

Each note costs $1,000

We, Morgan Stanley, are offering you Commodity-Linked Capital-Protected Notes due April 30, 2012, Based on the Price of Natural Gas, which we refer to as the notes. The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity

Unlike ordinary debt securities, the notes do not pay interest. Instead, at maturity, for each note that you hold, you will receive the lesser of (i) the principal amount of $1,000 plus a supplemental redemption amount based on the percentage increase, if any, of the final average natural gas price from the initial natural gas price and (ii) the maximum payment amount, as described below.

100% Principal Protection

At maturity, we will pay you at least $1,000 plus the supplemental redemption amount, if any, subject to the maximum payment amount.

Payment at Maturity

The payment at maturity will be calculated as follows:

Payment at maturity = Lesser of (i) $1,000 + supplemental redemption amount and (ii) maximum payment amount

Beginning on PS-7, we have provided examples of hypothetical payouts on the notes.

The Supplemental Redemption Amount is Based on the Price of Natural Gas

The supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$1,000 x natural gas price change x participation rate

where:

natural gas price change	=	A fraction, the numerator of which is the final average
natural gas price less the initial natural gas price and the denominator of which is the initial natural gas price.
The natural gas price change is described by the
following formula:

final average natural gas price – initial natural gas price
initial natural gas price

participation rate	=	170% to 240%. The participation rate will be
determined on the pricing date.

and where:

initial natural gas price	=	the natural gas price on the pricing date

final average	=	the arithmetic average of the natural gas prices for each
natural gas price		trading day from April 5, 2012 through April 19, 2012,
which we refer to as the averaging period.

If the natural gas price change is equal to or less than zero, the supplemental redemption amount will be zero. In that case, you will receive at maturity only the principal amount of $1,000 for each note that you hold and will not receive any supplemental redemption amount.

The Maximum Payment Amount

You will not receive more than the maximum payment amount of $1,561-$1,792 for each note that you hold at maturity. The maximum payment amount will be determined on the pricing date.

You can review a table of historical high, low and quarter-end natural gas prices for each calendar quarter in the period from January 1, 2002 through March 28, 2007, as published by Bloomberg Financial Markets for such period in this pricing supplement under “Description of Notes—Historical Information.” You cannot predict the future performance of the natural gas price based on its historical performance.

You may revoke your offer to purchase the notes prior to our acceptance

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

MSCS will be the calculation agent

We have appointed our affiliate, Morgan Stanley Capital Services Inc., which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MSCS will determine the initial natural gas price, the final average natural gas price, the natural gas price change, and calculate the supplemental redemption amount, if any, you will receive at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as discussed in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and, specifically, the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006 and accompanying prospectus dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes— General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in commodity- linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES

     At maturity, if the natural gas price change is greater than zero, for each $1,000 principal amount of notes that you hold, you will receive a supplemental redemption amount in addition to the principal amount of $1,000. The supplemental redemption amount will be calculated based on the average natural gas price during the averaging period and is equal to (i) $1,000 times (ii) the natural gas price change times (iii) the participation rate. In no event will the payment at maturity be less than the principal amount of $1,000 or more than the maximum payment amount of $1,561-$1,792.

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated. The following hypothetical information is assumed for the examples below:

Hypothetical participation rate:	205%, the midpoint of the expected participation rate of 170%-240%
Hypothetical initial natural gas price:	7.5580
Hypothetical maximum payment amount:	$1,676.50, the midpoint of the expected maximum payment amount of $1,561-$1,792

Example 1: The final average natural gas price is greater than the initial natural gas price and the maximum payment amount is not reached

Hypothetical final average natural gas price:	8.3138

     Your payment at maturity will equal the lesser of (i) the principal amount of $1,000 plus a supplemental redemption amount, if any, and (ii) $1,676.50. The supplemental redemption amount is calculated as:

     Supplemental redemption amount  =  $1,000  x  (natural gas price change   x   participation rate)

       where:

(final average natural gas price – initial natural gas price)
Natural gas price change	=
initial natural gas price

Using the above hypothetical figures, the natural gas price change in this example would equal:

Natural gas price change	=	(8.3138 – 7.5580)	=	0.10 (10%)

7.5580

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount = $1,000 x (10% x 205%) = $205

     In this example, the final average natural gas price has increased 10% over the initial natural gas price. Because the hypothetical participation rate is 205%, you would receive 205% of the benefit of that increase and the supplemental redemption amount payable at maturity is $205. As such, your payment at maturity for each $1,000 principal amount of notes is $1,205 which is the principal amount of $1,000 plus the supplemental redemption amount of $205.

Example 2: The final average natural gas price is greater than the initial natural gas price to an extent that the maximum payment amount is reached

         Hypothetical final average natural gas price:           10.2033

Using the above hypothetical figures, the natural gas price change in this example would equal:

Natural gas price change	=	(10.2033 – 7.5580)	=	0.35 (35%)

7.5580

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount = $1,000 x (205% x 35%) = $717.50

     In this example, the final average natural gas price has increased 35% over the initial natural gas price. However, when combined with a participation rate of 205% this increase would result in a payment to you at maturity of the $1,000 principal amount plus a supplemental redemption amount of $717.50 or a total of $1,717.50, which exceeds the hypothetical maximum payment amount of $1,676.50. As such, your payment at maturity for each $1,000 principal amount of notes is instead the hypothetical maximum payment amount of $1,676.50.

Example 3: The final average natural gas price is less than the initial natural gas price and accordingly, the natural gas price change is less than zero

     Hypothetical final average natural gas price:           6.8022

Using the above hypothetical figures, the natural gas price change in this example would equal:

Natural gas price change	=	(6.8022 – 7.5580)	=	-0.10 (-10%)

7.5580

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount	=	the greater of,
		$0; and
		$1,000 x (205% x -10%)
	=	$0

     In this example, the natural gas price change is less than zero and therefore the supplemental redemption amount will be zero. As no supplemental redemption amount is payable, the total payment at maturity for each $1,000 principal amount of notes will equal only the $1,000 principal amount.

     You can review a table of historical high, low and quarter-end natural gas prices for each calendar quarter in the period from January 1, 2002 through March 28, 2007, as published by Bloomberg Financial Markets for such periods in this pricing supplement under “Description of Notes—Historical Information.”

RISK FACTORS

     The notes are not secured debt and investing in the notes is not equivalent to investing directly in natural gas. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest

The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the supplemental redemption amount due at maturity, which may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The return of only the principal amount at maturity will not compensate you for the effects of inflation and other factors relating to the value of money over time. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the performance of the near-month futures contract for natural gas.

The notes may not pay more than the principal amount at maturity	If the natural gas price change is zero or less, no supplemental redemption amount will be paid, and you will receive only the principal amount of $1,000 for each note you hold at maturity.

The notes will not be listed

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Our affiliate, Morgan Stanley and Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Market price of the notes will be influenced by many unpredictable factors

Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:

•	the natural gas price at any time and, in particular, during the averaging period,
•	the volatility (frequency and magnitude of changes in value) of the natural gas price,
•	trends of supply and demand for natural gas generally,
•	actual and anticipated storage costs for natural gas,
•	interest and yield rates in the market,
•	geopolitical conditions including the outbreak or threat of war in energy producing regions, terrorist activities and interruptions in transportation routes for energy products, and economic, financial, political and regulatory or judicial events that affect the market for natural gas or energy markets generally and that may affect the final average natural gas price,
•	the time remaining to the maturity of the notes, and
•	our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the natural gas price is at or below the initial natural gas price.

You cannot predict the future performance of the natural gas price based on its historical performance. There can be no assurance that the natural gas price will increase so that you will receive at maturity an amount in excess of the stated principal amount of the notes.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The natural gas price may change unpredictably and affect the value of the notes in unforeseeable ways

Investments, such as the notes, linked to the prices of commodities, are considered speculative, and prices of natural gas and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in natural gas and related contracts, pestilence, technological change, weather, agricultural, trade, fiscal, monetary and exchange control policies and the threat or outbreak of war, terrorist events or interruptions in transportation routes for energy products. These factors may affect the natural gas price and the value of your notes in varying and potentially inconsistent ways.

The natural gas price is affected by many different factors

Natural gas prices are volatile and are affected by numerous factors. Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. In addition, the demand for natural gas has traditionally been cyclical, with higher demand during winter months and lower demand during relatively warmer summer months. Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces. Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. The ability of production companies to supply natural gas is dependent on a number of factors. Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). In addition, production companies face more general barriers to their ability to increase in supply of natural gas, including access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas. A decrease in the price of natural gas may have a material adverse effect on the value of the notes and the return on your investment in the notes.

Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the notes

The futures market for natural gas is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, the near-month futures contract used to determine the natural gas price, which we refer to as the contract, is listed on the New York Mercantile Exchange (the “NYMEX”). NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the natural gas price and, therefore, the value of the notes.

Investing in the notes is not equivalent to investing in the contract

Investing in the notes is not equivalent to investing in the contract. By purchasing the notes, you do not purchase any entitlement to the contract or the commodity underlying the contract. Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to the contract.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the notes.

As calculation agent, MSCS will determine the initial natural gas price and the final average natural gas price, and calculate the amount of cash, if any, you will receive at maturity. Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of the natural gas price in the event of a market disruption event, may affect the payout to you at maturity. See the section of this pricing supplement called “Description of Notes— Natural Gas Price.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes. The subsidiaries through which we hedge our obligations under the notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the natural gas price and the value of the notes

MS & Co. and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the natural gas price), including trading in the contract and related futures contracts. MS & Co. and some of our other subsidiaries also trade in financial instruments related to the contract as part of their general commodity trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial natural gas price and, accordingly, increase the level at which the natural gas price must be before you would receive at maturity an amount in cash greater than the stated principal amount of the notes.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as discussed in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Notes” refers to each $1,000 principal amount of any of our Commodity-Linked Capital-Protected Notes Due April 30, 2012, Based on Price of Natural Gas. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount Original Issue Date (Settlement Date ) Maturity Date Pricing Date	$ April , 2007 April 30, 2012 April , 2012, the day we price the Notes for initial sale to the public.

Averaging Period	Each Trading Day from and including April 5, 2012 to and including April 19, 2012 (each an “Averaging Date”)

Interest Rate Specified Currency CUSIP Number Minimum Denominations Issue Price Maturity Redemption Amount

None

U.S. dollars

617446G78

$1,000

$1,000 (100%)

At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to the lesser of (i) $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent and (ii) the Maximum Payment Amount.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities— The Depositary” in the prospectus.

Supplemental Redemption Amount

The Supplemental Redemption Amount will equal (i) $1,000 times (ii) the Natural Gas Price Change times (iii) the Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero. The Calculation Agent will calculate the Supplemental Redemption Amount on the final Averaging Date.

Natural Gas Price Change	A fraction, the numerator of which is the Final Average Natural Gas Price minus the Initial Natural Gas Price and the denominator of which is the Initial Natural Gas Price. The Natural Gas Price Change is described by the following formula:

(Final Average Natural Gas Price - Initial Natural Gas Price) Initial Natural Gas Price

Initial Natural Gas Price	, the Natural Gas Price on the Pricing Date as determined by the Calculation Agent.

Final Average Natural Gas Price	The arithmetic average of the Natural Gas Prices for each of the Averaging Dates, as determined by the Calculation Agent on the final Averaging Date.

Natural Gas Price

On any day, the official settlement price per one million British thermal units of the near-month futures contract for natural gas (the “Contract”), stated in U.S. dollars, as made public on the Relevant Exchange.

If a Market Disruption Event occurs on any day during the Averaging Period with respect to the Contract, the Natural Gas Price in respect of such date will be, subject to the following paragraph, the official settlement price of the Contract on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event in respect of the Contract occurs on an Averaging Date and each of the five consecutive Trading Days immediately succeeding such date, the Calculation Agent will determine the Natural Gas Price for such date on such fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the market for the Contract, selected by the Calculation Agent, to provide a quotation for the price of the Contract taking into account, if necessary, any Material Change in Formula or Material Change in Content. If such quotations are provided as requested, the Natural Gas Price shall be the arithmetic mean of such quotations. If fewer than three quotations are provided as requested, the Natural Gas Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

If the Natural Gas Price as finally determined by the Relevant Exchange differs from any Natural Gas Price specified in the final pricing supplement, we will include the definitive Natural Gas Price in an amended pricing supplement.

Participation Rate	The Participation Rate is expected to be 170% to 240%. We will determine the Participation Rate on the Pricing Date.

Maximum Payment Amount	$1,561 to $1,792. The Maximum Payment Amount will be determined on the Pricing Date.

Relevant Exchange

Relevant Exchange means the NYMEX Division, or its successor, of the New York Mercantile Exchange (“NYMEX”).

If NYMEX is no longer the principal exchange or trading market for the Contract, the Relevant Exchange shall be such exchange or principal trading market which serves as the principal source of prices for the Contract, as determined by the Calculation Agent in its sole discretion.

Trading Day	A day, as determined by the Calculation Agent, on which trading for the Contract is generally conducted on the Relevant Exchange.

Market Disruption Event	Market Disruption Event means any of Price Source Disruption, Trading Disruption, Disappearance of Reference Price, Material Change in Formula, Material Change in Content and Tax Disruption.

Price Source Disruption

Price Source Disruption means, either (i) the failure of the Relevant Exchange to announce or publish the Natural Gas Price or (ii) the temporary or permanent discontinuance or unavailability of the Natural Gas Price.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Contract on the Relevant Exchange.

Disappearance of Commodity
Reference Price

Disappearance of Commodity Reference Price means either (i) the permanent discontinuation of trading in the Contract on the Relevant Exchange or (ii) the disappearance of, or of trading in, the Contract.

Material Change in Formula	Material Change in Formula means the occurrence since the Pricing Date of a material change in the formula for or the method of calculating the Contract.

Material Change in Content	Material Change in Content means the occurrence since the Pricing Date of a material change in the content, composition or constitution of the Contract.

Tax Disruption

Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any Averaging Date from what it would have been without that imposition, change or removal.

Book Entry Note or Certificated Note

Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note Trustee	Senior The Bank of New York, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Alternate Exchange Calculation
in Case of an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will equal an amount in cash equal to the Maturity Redemption Amount calculated as if the Natural Gas Price on any Averaging Date scheduled to occur on or after the date of such acceleration were the Natural Gas Price on the date of acceleration.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Natural Gas Price and the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Natural Gas Price, the Final Average Natural Gas Price, the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See “—Market Disruption Event” above. MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information

The following table sets forth the published high, low and end of quarter official prices for natural gas for each calendar quarter from January 1, 2002 to March 28, 2007. The graph following the table plots the historical Natural Gas Prices for such period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. In addition, the prices published by Bloomberg Financial Markets may differ from the Natural Gas Price as determined pursuant to “Natural Gas Price” above. We will not use Bloomberg Financial Markets to determine the Final Average Natural Gas Price. The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Natural Gas Prices during the Averaging Period. The Natural Gas Price may decrease so that you will receive a payment at maturity that is less than the stated principal amount of the Notes. We cannot give you any assurance that the Natural Gas Price will increase so that at maturity you will receive a payment in excess of the stated principal amount of the Notes.

	High	Low	Period End

2002
First Quarter	3.4720	1.9080	3.2830
Second Quarter	3.8550	3.0570	3.2450
Third Quarter	4.1380	2.6600	4.1380
Fourth Quarter	5.3410	3.7240	4.7890
2003
First Quarter	9.5770	4.9350	5.0600
Second Quarter	6.5210	4.9190	5.4110
Third Quarter	5.5200	4.4300	4.8300
Fourth Quarter	7.2210	4.4590	6.1890
2004
First Quarter	7.2870	5.0770	5.9330
Second Quarter	6.7050	5.5090	6.1550
Third Quarter	6.9110	4.5700	6.7950
Fourth Quarter	8.7520	6.1490	6.1490
2005
First Quarter	7.6530	5.7900	7.6530
Second Quarter	7.7490	6.1230	6.9810
Third Quarter	14.1960	7.1710	13.9210
Fourth Quarter	15.3780	11.0220	11.2250
2006
First Quarter	10.6260	6.5470	7.2100
Second Quarter	8.1920	5.8870	6.1040
Third Quarter	8.2110	4.2010	5.6200
Fourth Quarter	8.8710	5.6430	6.2990
2007
First Quarter (through
March 28, 2007)	7.8710	6.1620	7.5580

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries. The original issue price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we price the Notes for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in futures contracts on natural gas. Such purchase activity could potentially increase the Initial Natural Gas Price, and, therefore, the level that the Final Average Natural Gas Price would need to reach before you would receive at maturity an amount in U.S. dollars greater than the stated principal amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling futures contracts on natural gas or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling or offsetting any such contracts or instruments during the Averaging Period. We cannot give any assurance that our hedging activities will not affect the Natural Gas Price and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution	Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement; provided that the price will be $995.00 per Note and the agent’s commissions will be $25.00 per Note for purchasers of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of Notes, the price will be $992.50 per Note and the agent’s commissions will be $22.50 per Note for purchasers of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of Notes and the price will be $990.00 per Note and the agent’s commissions will be $20.00 per Note for purchasers of greater than or equal to $5,000,000 principal amount of Notes. The Agent may allow a concession not in excess of 3.00% per Note to other dealers, which may include Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on April    , 2007, which will be the scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The Notes may not be offered or sold in the Federative Republic of Brazil (“Brazil”) except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO ”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans
and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may be each considered a “party in interest” within the meaning of ERISA, or a

“disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactionsdetermined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so- called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company). Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above. The sale of any Notes to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal Income Taxation

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant yield basis in each year that they hold the Notes, even though no stated interest will be paid on the Notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will generally be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement. If the Notes were priced on March 28, 2007, the comparable yield would be an annual rate of 5.0780% compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,285.1428 due at maturity. However, the comparable yield and the projected payment schedule of the Notes will be determined on the pricing date and may be different than the comparable yield and the projected payment schedule set forth above. The actual comparable yield and the projected payment schedule of the Notes as of the pricing date will be provided in the final pricing supplement.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

		TOTAL OID
		DEEMED TO
	OID DEEMED	HAVE ACCRUED
	TO ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	ACCRUAL	NOTE) AS OF END
	PERIOD (PER	OF ACCRUAL
ACCRUAL PERIOD	NOTE)	PERIOD

Original Issue Date through June 30, 2007	$8.4633	$8.4633
July 1, 2007 through December 31, 2007	$25.6049	$34.0682
January 1, 2008 through June 30, 2008	$26.2550	$60.3232
July 1, 2008 through December 31, 2008	$26.9216	$87.2448
January 1, 2009 through June 30, 2009	$27.6051	$114.8499
July 1, 2009 through December 31, 2009	$28.3060	$143.1559
January 1, 2010 through June 30, 2010	$29.0247	$172.1806
July 1, 2010 through December 31, 2010	$29.7617	$201.9423
January 1, 2011 through June 30, 2011	$30.5173	$232.4596
July 1, 2011 through December 31, 2011	$31.2921	$263.7517
January 1, 2012 through April 30, 2012	$21.3911	$285.1428

This table will be updated in the final pricing supplement using the actual comparable yield determined on the pricing date.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non- U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.